EMX Royalty Corporation (the "Company")

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations ("NI 51-102")

Following the Annual General Meeting of Shareholders of the Company held on June 2, 2025 (the "Meeting"), and in accordance with Section 11.3 of NI 51-102, we hereby notify you of the following results obtained at the Meeting:

1. The number of directors of the Company was set at six (6) by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 64,616,338 (99.14%) votes FOR and 558,065 (0.86%) votes AGAINST.

2. The following directors were elected at the Meeting by a majority of the shareholders that voted at the Meeting:

Director	Votes FOR	Votes WITHHELD
Dawson C. Brisco	46,545,985 (99.41%)	278,244 (0.59%)
David M. Cole	46,612,164 (99.55%)	212,065 (0.45%)
Sunny S.C. Lowe	45,362,148 (96.88%)	1,462,081 (3.12%)
Henrik K.B. Lundin	46,514,339 (99.34%)	309,890 (0.66%)
Geoff G. Smith	46,599,499 (99.52%)	224,730 (0.48%)
Michael D. Winn	46,595,701 (99.51%)	228,528 (0.49%)

3. Davidson & Company LLP, Chartered Accountants, were appointed as auditors of the Company and the directors were authorized to fix their remuneration by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 64,587,653 (99.10%) votes FOR and 586,749 (0.90%) votes WITHHELD.

4. Ratification of the Company's Stock Options Plan was approved by shareholders that voted at the Meeting. Shares voted by proxy represented 45,308,194 (96.76%) votes FOR and 1,516,035 (3.24%) votes AGAINST.

Dated at Vancouver, British Columbia this 2nd day of June 2025

EMX Royalty Corporation

By:	/s/ Rocio Echegaray
Rocio Echegaray
Corporate Secretary